Exhibit (d)(3)

August 22, 2006

PRIVATE AND CONFIDENTIAL

Mr. Paul Leslie

CEO

Apogen Technologies

Dear Mr. Leslie:

You have requested information (the “Confidential Information”) from us in connection with the possible investment in or acquisition of a company with our internal project reference “Project APOLLO” (the “Company”) (the “Potential Acquisition”). You agree to treat as strictly confidential and to reveal to no one, except to your respective directors, officers, employees, financing sources, agents or advisors (including without limitation attorneys, accountants, consultants, brokers and financial advisors) who are under a contractual and/or professional obligation to maintain the confidentiality thereof (collectively your respective “Representatives”) to the extent permitted below, the fact that you are having discussions in this regard and any Confidential Information that we may furnish you about the Company. You agree to promptly notify Company in writing of any actual or suspected misuse, misappropriation or unauthorized disclosure of Company’s Confidential Information which comes to your attention.

The term “Confidential Information” means all of the information about the Company that is provided to you (including any information provided before the execution of this agreement), and all reports, analyses, compilations, data, studies, or other documents prepared by you or your Representatives containing or based, in whole or in part, on any such furnished information or, to the extent that it contains Confidential Information, reflecting your review of, or interest in, the Company. The term “Confidential Information” does not include information which (i) is or becomes available to the public other than as a result of a disclosure by you or your Representatives, (ii) was within your possession prior to its being furnished to you by the Company, provided that the source of such information was not known by you to be bound by a confidentiality agreement with the Company or (iii) becomes available to you on a non-confidential basis from a source other than the Company or any of its Representatives, provided that such other source is not bound by a confidentiality agreement with the Company.

You agree that disclosure of any Confidential Information could irreparably injure the Company’s business and its relationship with its employees, its customers and others, and the Company shall be entitled to equitable relief in the event of any breach or threatened breach of this agreement. Such remedies shall not be exclusive.

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You agree that the Confidential Information will be used solely for the purpose of evaluating the Potential Acquisition and will not be used in any way detrimental to the Company.

You understand that the Company will endeavor to include in the Confidential Information materials that may be relevant to your evaluation, but you acknowledge that the Company and its representatives make no representation or warranty (express or implied) as to the accuracy or completeness of the Confidential Information. You agree that the Company and its representatives shall have no liability to you or to any of your Representatives, it being understood that only those particular representations and warranties that may be made to any acquiror of the Company in a definitive agreement, when, as and if it is executed, and subject to such limitations and restrictions as may be specified in such definitive agreement, including restrictions on survival, shall have any legal effect.

Nothing in this agreement shall be construed as granting any rights under any intellectual property rights of the Company, nor shall this agreement grant you any rights in or to the Company’s Confidential Information other than the limited right to review such Confidential Information solely for the purpose of evaluating a Possible Acquisition.

You further agree that for a period of one year from the date of this letter, neither you nor any of your Representatives will knowingly directly solicit to employ any of the current officers or employees of the Company, without obtaining the prior written consent of the Company. The preceding sentence shall not prevent you or your affiliates from employing personnel of the Company, who respond to general solicitations of employment, or who seek employment at their own initiative without encouragement from you. You also agree that neither you nor any of your Representatives will contact any employees, agents or representatives of the Company other than BB&T Capital Markets | Windsor Group, a division of Scott & Stringfellow (“BBTCM | WG”), in connection with your evaluation of the Company without prior written approval of BBTCM | WG or Company.

You may have to disclose some of the Confidential Information to your Representatives who have a need to know the Confidential Information for the sole purpose of evaluating a Potential Acquisition. You will direct them to treat the Confidential Information confidentially, and you will be responsible for any breach of confidentiality by them.

If you decide that you do not wish to proceed with a transaction involving the Company, you will promptly inform Company of that decision. At any time upon the request of the Company for any reason, you will promptly deliver to BBTCM | WG or destroy all Confidential Information (and all copies thereof) furnished to you or your Representatives by or on behalf of the Company. In the event of such a decision or request, all other Confidential Information prepared by you or your Representatives shall be destroyed and no copy thereof shall be retained. Notwithstanding the return or destruction of the Confidential Information, you and your Representatives, and your successors and assigns, will continue to be bound by your obligations of confidentiality and other obligations hereunder.

This agreement may not be amended or modified, or any right waived, except in a writing duly executed by you and BBTCM | WG. This agreement cannot be assigned by you without the prior

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written consent of BBTCM | WG. Company is an intended third party beneficiary of this agreement. Unless otherwise expressly provided herein, your obligation under this agreement shall be for a period of three years from the date of this letter.

This agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to its conflict of law principles. Each party consents to jurisdiction and venue over it by the state and federal courts located in Fairfax County, Commonwealth of Virginia, and these courts are the sole and exclusive forum for disputes arising out of or in any way related to this agreement. You agree that you may be served with process at your address set forth on the first page.

Very truly yours,

By:	BB&T Capital Markets | Windsor Group, a division of Scott & Stringfellow, Inc. Authorized Agent of the Company

By:	/s/ John Hagan
Managing Director

Accepted and Agreed

As of the date first written above:

By:
Mr. Paul Leslie

Title: CEO

 Apogen Technologies